<u>Mail Stop 4561</u>

July 17, 2008

Mr. Brent Stumme
Chief Financial Officer and Senior Vice President
LoopNet, Inc.
185 Berry Street, Suit 4000
San Francisco, CA 94107

   Re: **Loopnet, Inc.**
       Form 10-K for the year ended December 31, 2007
       File No. 0-52026

Dear Mr. Stumme:

  We received your comment letter dated July 14, 2008. We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Michael McTiernan
           Special Counsel